Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement are available at www.proxyvote.com.

MONDAY.COM LTD.

6 Yitzhak Sadeh St.,

Tel Aviv, 6777506, Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 6, 2026

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Adva Schulman and Moran Amanu, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the ordinary shares, no par value (the “Ordinary Shares”), of monday.com Ltd. (the “Company”), held of record by the undersigned at the close of business on June 26, 2026, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices at 6 Yitzhak Sadeh St., Tel Aviv, 6777506, Israel, on August 6, 2026, at 6:00 p.m. (Israel time) and at any and all adjournments or postponements thereof (the “Meeting”), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as described below.

The Ordinary Shares represented by this proxy card, when properly executed, will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the Ordinary Shares will be voted “FOR” each of the proposals, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

The undersigned acknowledges receipt of the proxy statement (the “Proxy Statement”) relating to the Meeting.

Any and all proxies heretofore given by the undersigned are hereby revoked.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, IN THE ENCLOSED ENVELOPE OR TO THE COMPANY’S OFFICES, OR VOTE BY TELEPHONE OR OVER THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS ON THE PROXY CARD, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Important Note: By executing this proxy card, the undersigned shareholder is confirming that he, she or it does not have a conflict of interest (i.e., the undersigned is not an Interested Shareholder (as defined below)) in the approval of Proposal 2, and Proposals 3 and 4 (in the event Proposal 2 is not approved), as applicable, and can be counted towards or against the majority required for approval of such proposals. If you have such a conflict of interest in the approval of Proposal 2, and Proposals 3 and 4, as applicable, please notify Ms. Shiran Nawi, Chief People and Legal Officer, at the Company’s offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or by email at ir@monday.com. If your Shares are held in "street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Address changes and comments can be directed to the Investor Relations Department at ir@monday.com

(Continued and to be signed on the reverse side)

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. ET on August 5, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

MONDAY.COM LTD. 6 Yitzhak Sadeh St. Tel Aviv, 6777506, Israel

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. ET on August 5, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 no later than 11:59 p.m. ET on August 5, 2026.

You can also return the completed proxy card to the Company’s offices, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on August 6, 2026.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

1.	To re-elect each of Mr. Eran Zinman, Mr. Aviad Eyal and Ms. Petra Jenner as Class II directors, each to serve until the Company’s annual general meeting of shareholders in 2029, and until his or her successor is duly elected and qualified, as described in the Proxy Statement.
		FOR	AGAINST	ABSTAIN
1a.	Mr. Eran Zinman	☐	☐	☐

1b.	Mr. Aviad Eyal	☐	☐	☐

1c.	Ms. Petra Jenner	☐	☐	☐

		FOR	AGAINST	ABSTAIN
2.	To approve the Compensation Policy for Executive Officers and Directors.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
3.	To approve the Co-CEO Compensation Package.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
4.	To approve the Non-Employee Director Compensation Package.	☐	☐	☐

		FOR	AGAINST	ABSTAIN
5.	To re-appoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize and ratify the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors, as described in the Proxy Statement.	☐	☐	☐

	MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.	☐

Please note: By voting in the enclosed envelope or to the Company’s offices, or voting by telephone or over the internet in accordance with the instructions on the enclosed proxy card, you will be deemed to confirm to the Company that you DO NOT have a personal interest in Proposal 2, and Proposals 3 and 4 (in the event Proposal 2 is not approved), as applicable, and that you are NOT a controlling shareholder under the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (an "Interested Shareholder”). If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special majority, required for approval and adoption of Proposal 2 or Proposals 3 and 4, in the event Proposal 2 is not approved, as applicable).

Please sign exactly as your name(s) appear(s) on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full corporate name by duly authorized officer, giving full title as such. Partners should provide full partnership name by authorized person. PLEASE BE SURE TO RETURN THE ENTIRE PROXY.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date